UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-20740

CUSIP Number: 29426L108

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Epicor Software Corporation
Full Name of Registrant

Former Name if Applicable

18200 Von Karman Avenue, Suite 1000
Address of Principal Executive Office (Street and Number)

Irvine, CA 92612
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☒

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

On December 17, 2007, Epicor Software Corporation (“Epicor” or the “Company”) announced that it reached an agreement with NSB on the terms of the recommended acquisition of NSB by Epicor pursuant to a scheme of arrangement under section 425 of the United Kingdom Companies Act 1985 whereby shareholders of NSB would receive 38 pence in cash per NSB ordinary share (the “Scheme”). In connection with the Scheme, Epicor and NSB entered into an Implementation Agreement on December 17, 2007. Epicor completed its acquisition of NSB on February 7, 2008 (the “Acquisition”). In order to finance the Acquisition, Epicor and certain of its subsidiaries entered into a credit agreement (the “Credit Facility”) on December 16, 2007, as amended on February 11, 2008, with Banc of America Securities LLC, as Sole Lead Arranger and Book Manager and with Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (the “Administrative Agent”), KeyBank National Association, as Syndication Agent and a group of financial institutions, as lenders. As a result of the Acquisition and the attention that management was required to pay to the closing of the Acquisition and the post-closing integration of the operations of the Company and NSB, the Company is unable to file its Form 10-K for the year ended December 31, 2007 within the prescribed period, which was accelerated due to the Company’s change in status to a “Large Accelerated Filer” from an “Accelerated Filer” for the first time this fiscal year, without unreasonable effort or expense. Because the Company was focused on completing the Acquisition, the Company did not have sufficient time and resources to prepare and review the Form 10-K for the fiscal year ended December 31, 2007 prior to the prescribed due date of February 29, 2008, and the Company is still in the process of providing information necessary for its independent registered public accounting firm to complete: (i) its audit of the Company’s financial statements for the fiscal year ended December 31, 2007, and (ii) its audit of management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the Public Company Accounting Oversight Board. The Company currently expects to file its Form 10-K for the fiscal year ended December 31, 2007 on or before March 17, 2008, the fifteenth calendar day following the prescribed due date for the filing of the Company’s Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John D. Ireland	(949)	585-4000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

On February 8, 2008, the Company furnished a press release on Form 8-K to the Securities and Exchange Commission that announced the Company’s financial results on a preliminary basis for the quarter and year ended December 31, 2007. As previously reported, total revenues for the quarter ended December 31, 2007 were $119.7 million, compared to total revenues of $104.4 million for the fourth quarter ended December 31, 2006. Total revenues for the fiscal year ended December 31, 2007 were $429.8 million compared to total revenues of $384.1 for the fiscal year ended December 31, 2006. GAAP net income for the quarter ended December 31, 2007 was $22.5 million, or $0.38 per diluted share, compared to $6.7 million, or $0.12 per diluted share, in the quarter ended December 31, 2006. GAAP net income for the fiscal year ended December 31, 2007 was $41.3 million, or $0.71 per diluted share, compared to $23.8 million, or $0.42 per diluted share, for the fiscal year ended December 31, 2006. The Company believes that such financial results reported by the Company fairly present in all material respects the financial condition and results of operations of the Company as of and for the fourth quarter and year ended December 31, 2007. However, all results should be considered preliminary until the Company files its annual report on Form 10-K, and there can be no assurances that there will not be a material change in previously reported financial results.

Notice Concerning Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the fourth quarter and fiscal year ended December 31, 2007, the Company’s ability to complete its Form 10-K filing within the 15-day extension period, and the anticipated revenues that the Company expects to report in its Form 10-K filing. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company’s independent registered public accounting firm of its audit of the Company’s financial statements for the fiscal year ended December 31, 2007 and its audit of management’s assessment of the effectiveness of the Company’s internal control over financial reporting. These and other risks are set forth in more detail in the section entitled “Certain Factors That May Affect Future Results” under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2007.

The Company assumes no obligation and does not intend to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Epicor Software Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 29, 2008	By:	/s/ John D. Ireland
		Name:	John D. Ireland
		Title:	Senior Vice-President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

General Instructions

1	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).